March 31, 2025

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dyadic International, Inc. (CIK No. 0001213809)

Registration Statement on Form S-3

File No. 333-286121

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dyadic International, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286121) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on April 2, 2025, or as soon as practicable thereafter.

Should you have any questions regarding this letter, please do not hesitate to contact Kimberly Petillo-Decossard at (212) 819-8398 or Jessica Y. Chen at (212) 819-8503 of White & Case LLP, counsel to the Company.

Sincerely yours,

Dyadic International, Inc.

By:	/s/ Ping Rawson

Name: Ping Rawson
Title: Chief Financial Officer